UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                           Hugoton Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444-613
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Thomas R. Denison, Esq.
                            GIBSON, DUNN & CRUTCHER
                       1801 California Street, Suite 4200
                             Denver, Colorado 80202
                                 (303) 298-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 7, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)
(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [X]

------------------
Cusip No.  444-613


(1)       NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          First Reserve Secured Energy Assets Fund, Limited Partnership I.R.S. Identification No. 06-1232433

(2)       Check the appropriate Box                              (a)
          if a Member of a Group*                                (b)X

(3)       SEC Use Only

(4)       Source of Funds*

          00

(5)       Check if Disclosure of Legal Proceedings is Required to
          Items 2(d) or 2(e)                                                 [ ]

(6)       Citizenship or Place of Organization

          Delaware

NUMBER OF         (7)       Sole Voting Power
SHARES                      0
BENEFICIALLY
OWNED BY          (8)       Shared Voting Power
EACH                        1,833,956
REPORTING
PERSON            (9)       Sole Dispositive Power
WITH                        0


                  (10)      Shared Dispositive Power
                            1,833,956

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,833,956

(12)      Check box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*                                           [ ]

(13)      Percent of Class Represented
          by Amount in Row (11)

          9.3%

(14)      Type of Reporting Person*

          PN

Cusip No.  444-613


(1)       NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          First Reserve Fund V, Limited Partnership.
          I.R.S. Identification No.:   06-1295657

(2)       Check the appropriate Box                                       (a)
          if a Member of a Group*                                         (b)X

(3)       SEC Use Only

(4)       Source of Funds*

          00

(5)       Check if Disclosure of Legal Proceedings is Required to
          Items 2(d) or 2(e)                                                 [ ]

(6)       Citizenship or Place of Organization

          Delaware

NUMBER OF      (7)       Sole Voting Power
SHARES                   0
BENEFICIALLY
OWNED BY       (8)       Shared Voting Power
EACH                     2,138,802
REPORTING
PERSON         (9)       Sole Dispositive Power
WITH                     0

               (10)      Shared Dispositve Power
                         2,138,802

(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person

          2,138,802

(12)      Check box if the Aggregate Amount
          in Row (11) Excludes Certain Shares*                               [ ]


(13)      Percent of Class Represented by Amount in Row (11)

          10.9%

(14)      Type of Reporting Person*

          PN

Cusip 444-613

(1)       Names of Reporting Person S.S.
          or I.R.S. Identification No. of Above Persons

          Comdisco, Inc.
          36-2687938

(2)       Check the appropriate Box                              (a)
          if a Member of a Group*                                (b)

(3)       SEC Use Only

(4)       Source of Funds*

          00,WC

(5)       Check if Disclosure of Legal Proceedings is Required to
          Items 2(d) or 2(e)                                                 [ ]

(6)       Citizenship or Place of Organization

          Delaware

NUMBER OF      (7)       Sole Voting Power
SHARES                   3,683,320
BENEFICIALLY
OWNED BY       (8)       Shared Voting Power
EACH                     0
REPORTING
PERSON         (9)       Sole Dispositive Power
WITH                     3,683,320

               (10)      Shared Dispositive Power
                         0

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          3,683,320

(12)      Check box if the Aggregate Amount
          in Row (11) Excludes Certain Shares*                               [ ]

(13)      Percent of Class Represented by Amount in Row (11)

          18.6%

(14)      Type of Reporting Person*

          CO

Cusip No.   089324 20 6

1)       Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

         First Reserve Corporation
         I.R.S. No.:  06-1210123

(2)       Check the appropriate Box                              (a)
          if a Member of a Group*                                (b)X

(3)       SEC Use Only

(4)       Source of Funds*

          00

(5)       Check if Disclosure of Legal Proceedings is Required to
          Items 2(d) or 2(e)                                                 [ ]

(6)       Citizenship or Place of Organization

          Delaware


NUMBER OF         (7)       Sole Voting Power
SHARES                      0
BENEFICIALLY
OWNED BY          (8)       Shared Voting Power
EACH                        5,226,936
REPORTING
WITH              (9)       Sole Dispositive Power
                            0

                  (10)      Shared Dispositive Power
                            5,226,936

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          5,226,936

(12)      Check box if the Aggregate Amount
          in Row (11) Excludes Certain Shares*                               [ ]


(13)      Percent of Class Represented by Amount in Row (11)

          26.5%

(14)      Type of Reporting Person*

          CO

         ITEM 1.           SECURITY AND ISSUER
                           This statement on Schedule 13D (this "Schedule 13D") relates to shares of the common stock, no par value of Hugoton Energy Corporation, a Kansas corporation (the "Company"). The principal executive offices of the Company are located at 301 N. Main, Suite 1900, Wichita, Kansas 67202. The Company's telephone number is
         (316) 262-1522.

         ITEM 2.           IDENTITY AND BACKGROUND
                           This statement is being filed by First Reserve Secured Energy Assets Fund, Limited Partnership ("FRSEA"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Corporation ("First Reserve") and Comdisco, Inc. ("Comdisco") (collectively referred to herein as the "Reporting Parties"). FRSEA and Fund V are both Delaware limited partnerships. Their principal purpose is to make equity and debt investments in companies engaged in various energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities. Their principal offices are located at 475 Steamboat Road, Greenwich, CT 06830. First Reserve is a Delaware corporation which raises funds for and manages FRSEA and Fund V (as well as several other similar entities). First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including FRSEA and Fund V. First Reserve's offices are also located at 475 Steamboat Road, Greenwich, CT 06830. Comdisco, Inc., a Delaware corporation whose principal business is computer sales and leasing, has its principal office located at 6111 North River Road, Rosemont, IL 60018. The information required by Item 2 with respect to the executive officers and directors of the Reporting Parties which are corporations is found in Schedule I, attached hereto.
                           First Reserve Hill Partners Limited, a Delaware corporation ("Hill") and First Reserve Hill Partners V Limited, a Delaware corporation ("Hill V") are the special general partners of FRSEA and Fund V, respectively. The principal business of Hill and Hill V is to act as special general partner of the investment partnerships FRSEA and Fund V. The principal offices of Hill and Hill V are located at 475 Steamboat Road, Greenwich, CT 06830. The information required by
         Item 2 with respect to the executive officers, directors and controlling persons of Hill and Hill V is found in Schedule II, attached hereto.
                           None of the Reporting Parties, Hill or Hill V has, during the last five years, been convicted in a criminal proceeding. Nor has any of the Reporting Parties, Hill or Hill V, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                           The Reporting Parties were beneficial owners of stock, either directly or indirectly, of Consolidated Oil & Gas, Inc., a Delaware corporation ("COG"). They acquired beneficial ownership of the common stock of the Company through a merger of the Company and COG. Pursuant to the Agreement and Plan of Merger dated May 26, 1995, as amended, entered into between the Company and COG ("Agreement") (attached hereto as Exhibit B), each share of COG stock held by the Reporting Parties was exchanged for .7916 shares of Company Common
         Stock and $3.0273 in cash. The source of funds for the shares of Company Common Stock acquired by the Reporting Parties is therefore the Reporting Parties' respective holdings of COG stock. In addition, Comdisco has acquired a total of 47,000 shares of Company Common Stock through market transactions using its own working capital.

                           Item 3 is inapplicable to Hill, Hill V and their respective executive officers, directors and controlling persons.

         ITEM 4.           PURPOSE OF TRANSACTION
                           The purpose of the transaction is for the Company to acquire control of COG through a merger of COG with and into the Company. Pursuant to the Agreement, each outstanding share of COG stock was converted into the right to receive 0.7916 shares of Company Common Stock, plus $3.0273 in cash. As a result of the Merger, COG shareholders, in the aggregate, received $34,765,840 in cash and 9,090,736 shares of Company Common Stock (or approximately 46.2% of the 19,697,000 shares currently outstanding).
                           Also, as a result of the Merger, the Board of Directors of the Company consists of nine members, three of which are Class I members, serving a three year term ending in 1998; three of which are Class II members, with a term ending in 1997; and three of which are Class III members with a term ending in 1996. Pursuant to a shareholder's agreement (attached hereto as Exhibit E and described in Item 6), the Board of Directors was elected in the following manner:
(a)      One Class II member designated by FRSEA;
(b)      One Class II member designated by Fund V;
(c) One Class III member designated by First Reserve Corporation, provided that such member be J.W.
         Decker so long as he is an executive officer of the Corporation;
(d)      One Class I member designated by Comdisco, Inc;
(e)      Two Class III members designated by Floyd C. Wilson;
(f)      One Class II member designated by Odyssey Partners, L.P.; and
(g) Two class I members designated by a vote of a majority of the shareholders of the Corporation.
         The initial directors elected pursuant to this subparagraph were John. T. McNabb, II and David Elkouri.


         ITEM 5.           INTEREST IN SECURITIES OF ISSUER
                           (a) The Reporting Parties are the beneficial owners of Company Common Stock in the numbers and percentages set forth in the table below. The executive officers and directors of Comdisco and First Reserve may be deemed beneficial owners of the shares held by Comdisco and First Reserve, respectively. However, (i) such executive officers and directors disclaim such beneficial ownership, and (ii) such executive officers and directors are beneficial owners of no other shares. Neither Hill nor any of its executive officers, directors or controlling persons is beneficial owner of any Company Common Stock.

                                                        Number of Shares         Percentage of Class
                Reporting Party <F1>                  Beneficially Owned           of Security Owned
                --------------------------            ------------------         -------------------

                FRSEA ....................              1,833,956                       9.3%
                Fund V ...................              2,138,802                      10.9%
                Comdisco, Inc <F2> .......              3,683,320                      18.6%
                First Reserve Corporation.<F3>          5,226,936                      26.5%


  <F1>   The Reporting  Parties are making this single,  joint filing because they may be deemed  to  constitute  a "group"  within  the  meaning  of
         Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Parties that a group exists or that First Reserve Corporation beneficially owns any of the shares of Company Common Stock owned by the partnerships which it manages.
  <F2>   Comdisco, Inc. is making this single, joint filing with the other Reporting Persons for administrative convenience and does not constitute an admission that it is it is a part of any "group" (as defined above) with any other Reporting Party.


                                 Page 7 of 19





 <F3>    First Reserve  Corporation  is the managing  general  partner of FRSEA,
         Fund V, and other entities, which collectively own 26.5% of the outstanding shares of Company Common Stock.


                           (b) FRSEA and Fund V both share the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by them with their managing general partner First Reserve. Comdisco, Inc. has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all Shares held by it. The Reporting Parties have the following powers with respect to the Company Common Stock they beneficially own. Item 5(b) is inapplicable to Hill and Hill V and their executive officers, directors and controlling persons.

                                             Sole Voting     Shared Voting   Sole Dispositive   Shared Dispositive
              Reporting Party                      Power             Power              Power                Power
              ------------------------       -----------     -------------   ----------------   ------------------

              FRSEA ...................                0         1,833,956                  0            1,833,956
              Fund V ..................                0         2,138,802                  0            2,138,802
              Comdisco, Inc ...........        3,683,320                 0          3,683,320                    0
              First Reserve Corporation                0         5,226,936<F1>              0            5,226,936



             <F1>  Includes ownership of FRSEA and Fund V.

                           (c) Comdisco purchased 41,500 shares of Company Common Stock in the open market with a settlement date in August 1995, 12,500 shares with a settlement date of September 8, 1995, and 3,000 shares with a settlement date of September 13, 1995. Except as disclosed above, within the knowledge of the Reporting Parties, Hill and Hill V, no transactions in Shares other than the Merger were effected during the past 60 days by such persons, or, with respect to Comdisco, First Reserve, Hill and Hill V, the executive officers, directors and controlling persons (if any) of such persons.
                           (d) First Reserve Corporation is the managing general partner of FRSEA and Fund V. In this position, it has the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Reporting Parties. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Reporting Parties.
                           (e)      Not applicable.

         ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

         a.       Shareholders Agreement to Approve Merger
                           At the time the Agreement was entered into, holders of 6,235,134 shares of the Company (approximately 59% of the shares entitled to vote) entered into a Shareholders Agreement ("Shareholder Agreement") with COG (attached hereto as Exhibit D). Under the Shareholder Agreement, these shareholders pledged to support the Merger and to vote all of the shares of Company Common Stock under their control in favor of the Agreement, unless the Agreement was terminated thereafter in accordance with its terms.

         b.       Registration Rights Agreement and Future Sales Rights
                           Pursuant to the Agreement, the Company has promised to file a registration statement with the Securities and Exchange Commission (the "Commission") as soon as practicable for the purpose of registering the shares issued in the Merger under the Securities Act of 1933. The Company also promised to use all reasonable efforts to have the registration statement declared effective by the Commission. The Company will file the registration statement on Form S-3, and the Agreement provides that the company shall maintain such registration statement in effect for two years. The registration statement will cover the offer and sale from time to time by the former stockholders of COG of the shares of Company Common Stock to be issued to such holders pursuant to the Merger. However, no COG stockholder receiving such shares shall, pursuant to such registration, sell more than 1% of the total amount of Company Common Stock outstanding during any calendar quarter.
                           Further, the Company, certain existing shareholders of the Company, and the COG shareholders entered into a Registration Rights Agreement (attached hereto as Exhibit F). The Company must offer the parties to the Registration Rights Agreement the opportunity to include their shares in any registered offering made by the Company subject to certain limitations. In addition, some shareholders of the Company, including the Reporting Parties, have the right to require the Company to use its best efforts to cause the registration and sale in an underwritten public offering of all or a portion of their shares (but not less than 200,000 shares).

         c.   Shareholder Agreement
                           The Company, the Reporting Parties (except for First Reserve) and other Shareholders of the Company have entered into an Agreement of Shareholders, dated as of September 7, 1995 (attached hereto as Exhibit E), pursuant to which the parties have agreed to cause the Board of Directors of the Company to be elected in the manner set forth in Item 4. A party who has rights to appoint a director pursuant to the Agreement of Shareholders will lose such right in the event such party's ownership of Company Common Stock falls below 5%; provided, however, that the Board shall be reduced in number so as to eliminate the position to which such party was allowed to appoint a director.

         ITEM 7. EXHIBITS

         Exhibit A         Agreement  Concerning  Filing of Schedule  13D.
         Exhibit B         Agreement  and Plan of Merger, dated May 26, 1995,
                           among the Company and COG,  as amended  (included  as
                           Appendix  A to the Proxy  Statement  incorporated  by
                           reference herein as Exhibit G).
         Exhibit C         Option to  Purchase  COG Common  Stock given to the
                           Company by COG shareholders.
         Exhibit D         Shareholder  Agreement between COG and shareholders
                           of the Company  pledging  support of shareholders for
                           Merger.
         Exhibit E         Agreement of  Shareholders  between the Company and
                           shareholders of COG.
         Exhibit F         Registration  Rights Agreement  between the Company
                           and the shareholders of COG.
         Exhibit G         Proxy Statement for Special Meeting of Stockholders,
                           held September 7, 1995 (File No. 0-23166).

                              INTENTIONALLY BLANK

                                   Schedule I
                                  -----------
                           1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.
                           Name and Position with
                           First Reserve Corporation
                           -------------------------

                           William E. Macaulay
                           President and Chief Executive
                           Officer, Managing Director and Director

                           John A. Hill
                           Chairman, Managing Director and Director

                           David H. Kennedy
                           Managing Director and Director

                           Elizabeth Foley
                           Managing Director, Treasurer
                                    and Secretary

                           Cathleen M. Ellsworth
                           Vice President

                           Bruce M. Rothstein
                           Vice President

                               Schedule I (Cont.)
                               ------------------

          2. The name, business address, and present principal occupation or employment of each of the executive officers and directors of Comdisco, Inc. are set forth below. Unless otherwise indicated, (i) the business address of each is 6111 N. River Road, Rosemont, Illinois 60018; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in
          (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.


                             Name and Position with
                                 Comdisco, Inc.
                              -------------------
             Alan J. Andreini          Executive Vice President
             Robert A. Bardagy         Executive Vice President
             Philip A. Hewes           Senior Vice President/Legal
             Nicholas K. Pontikes      Executive Vice President
             John J. Vosicky           Executive Vice President, CFO & Treasurer
             William N. Pontikes       Executive Vice President
             Jack Slevin               President and Chief Executive Officer
             David J. Keenan           Vice President & Controller
             John C. Kenning           Senior Vice President

                                  Schedule II
                                  -----------
                           The name, business address, and present principal occupation or employment of each of the executive officers, directors and controlling persons of First Reserve Hill Partners Limited and First Reserve Hill Partners V Limited are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.
                           Name and Position with
                           First Reserve Hill Partners Limited
                           -----------------------------------

                           John A. Hill
                           Director, Vice President

                           David H. Kennedy
                           Director, Treasurer

                           William E. Macaulay
                           Director, President



                           Name and Position with
                           First Reserve Hill Partners V Limited
                           -------------------------------------

                           John A. Hill
                           Director, President

                           David H. Kennedy
                           Director, Vice President

                           Elizabeth Foley
                           Director, Secretary

                           William E. Macaulay
                           Director

                                   EXHIBIT A
                                   ---------
                  Agreement Concerning Filing of Schedule 13D

                    First Reserve  Secured Energy Assets
          Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"), First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V"), First Reserve Corporation, a Delaware
          corporation ("First Reserve"), and Comdisco, Inc., a Delaware corporation ("Comdisco"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other Reporting Parties on behalf of each of them of a statement on Schedule 13D with respect to a Common Stock, without par value, of Hugoton Energy Corporation and that this agreement be included as an exhibit to such joint filing.
                    FRSEA, Fund V, First Reserve, and Comdisco separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.
                    This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                    Dated as of the 7th day of September, 1995.


                             First Reserve Secured Energy Assets Fund,
                             Limited Partnership, a Delaware limited partnership
                             By: First Reserve Corporation, a Delaware corporation, as managing general partner

                             Name:  /S/  William E. Macaulay
                             Title: President

                             First Reserve Fund V, Limited Partnership,
                             a Delaware limited partnership
                             By:      First Reserve Corporation, as
                                      managing general partner

                             Name:  /S/  William E. Macaulay
                             Title: President

                             First Reserve Corporation, a Delaware corporation
                             Name:  /S/   William E. Macaulay
                             Title: President

                            Comdisco, Inc., a Delaware corporation
                            Name:  /S/   Alan J. Andreini
                            Title: Executive Vice President

EXHIBIT C   OPTION TO PURCHASE COG COMMON STOCK

                                                                  EXECUTION COPY

         THE TRANSFER OF THIS OPTION IS SUBJECT TO CERTAIN RESTRICTIONS

            OPTION TO PURCHASE CLASS A COMMON STOCK AND COMMON STOCK
                                       OF
                          CONSOLIDATED OIL & GAS, INC.


NEITHER THIS OPTION NOR THE OPTION SHARES OF CLASS A COMMON STOCK AND COMMON STOCK SUBJECT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH SECURITIES UNDER SUCH ACT OR LAWS OR AN OPINION OF COUNSEL FOR THE HOLDER OF THIS OPTION, OR THE OPTION SHARES SUBJECT HERETO, REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, OFFER FOR SALE, PLEDGE, HYPOTHECATION, OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND LAWS; OR THE COMPANY OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.

                             ---------------------


This certifies that, for value received, Hugoton Exploration Corporation, a Kansas corporation ("Holder"), is entitled, subject to the terms set forth herein, to purchase all of the shares of Class A Common Stock, par value $.01, and common stock, par value $.01, of Consolidated Oil & Gas, Inc., a Delaware corporation (the "Company") held by the undersigned shareholders of the Company (the "Company Shareholders") (together, the "Option Shares").

                  1. Option Payment. In consideration of a promissory note from Holder in the face amount of Three Million Dollars ($3,000,000) bearing interest at 10% per annum from and after the Exercise Date (defined below) and payable on demand after the Exercise Date (the "Option Payment"), secured by a letter of credit on terms reasonably acceptable to the Company Shareholders, paid by Holder to the Company Shareholders in proportion to their ownership of Option Shares, receipt of which is hereby acknowledged by the Company Shareholders, the Company Shareholders grant this Option to Holder.

                  2. Term. This Option and Holder's rights pursuant hereto shall expire on the earlier of (i) 45 days after the Registration Statement is cleared by the SEC , and (ii) November 30, 1995 (the "Exercise Date").

                  3. Notice of Exercise. If Holder chooses to exercise its rights hereunder, Holder shall deliver to the Company Shareholders a "Notice of Exercise." The Notice of Exercise shall be written, shall state Holder's intention to exercise its rights hereunder, and shall be delivered to the Company Shareholders at the addresses given in the Merger Agreement (as such term is defined below) no later than 10 days prior to the Exercise Date.

                  4. Exercise and Strike Price. If the Company Shareholders receive the Notice of Exercise as provided in Section 3, the following provisions shall take effect:

                           (i)      For each Option Share held by the Company
Shareholders,  Holder (or an affiliate thereof) shall pay an amount equal to (A)
0.7916 shares of the common stock of Holder, without par value (subject to adjustment pursuant to subsection (iv) below, "Holder Common Stock"), plus (B) cash in the amount of $3.0477 (collectively, with the Holder Common Stock, the "Strike Price"). The Option Shares shall be conveyed to Holder by sale, assignment, transfer and conveyance of the Option Shares pursuant to a stock purchase agreement (the "Purchase Agreement") containing terms substantially similar to those in the Agreement and Plan of Merger (the "Merger Agreement"), by and among Holder, said wholly owned subsidiary, and Company, executed of even date herewith, unless the Company Shareholders elect pursuant to subsection (ii) to consummate the Merger (as that term is defined in the Merger Agreement).

                           (ii)     Following receipt of the Notice of Exercise
 and prior to the Exercise Date, the Company Shareholders may elect (by majority vote) to cause the Merger and to receive the Strike Price as consideration for the merger of the Company with and into a wholly owned subsidiary of Holder, pursuant to the terms and conditions of the Merger Agreement, in lieu of consummating the Purchase Agreement. The Company Shareholders shall make the election contemplated by this subsection (ii) before three business days prior to the Exercise Date by delivering to Holder a written "Notice of Election," executed by Company Shareholders holding a majority of the voting power of the outstanding shares of stock of the Company entitled to vote.

                           (iii)    Regardless of whether Company Shareholders
make the election contemplated by subsection (ii), the number of shares of Holder Common Stock required to be given in exchange for each Option Share upon exercise of this Option shall be adjusted as provided in Section 1.08 of the Merger Agreement.

                  5.  Return  of Option  Payment.  If on the  Exercise  Date (i)
Parent and Subsidiary have satisfied all of their conditions to closing and fulfilled their obligations or covenants under the Purchase Agreement (or the Merger Agreement, as the case may be) and, (ii) Parent and Subsidiary are ready, willing and able to close on the Exercise Date and, (iii) the Company
Shareholders and the Company have failed to fulfill any of its material obligations or covenants under the Purchase Agreement (or the Merger Agreement, as the case may be), the Company Shareholders shall return the Option Payment to Holder. Provided, however, in the event that neither party can fulfill its obligations under the Merger Agreement the Option Payment shall be returned to Holder.

                  6. Transferability. This Option shall be transferable only among affiliates of the Holder.

                  7. Loss of Option Certificate. Upon receipt by the Company Shareholders of satisfactory evidence of the loss, theft, destruction or mutilation of this Option and either (in the case of loss, theft or destruction) reasonable indemnification, or (in the case of mutilation) the surrender of this Option for cancellation, the Company Shareholders will execute and deliver to Holder, without charge, a new Option of like denomination.

                  8. Limited Rights of Option Holder. The Holder shall not, solely by virtue of being the Holder of this Option, have any of the rights of a holder of voting securities of the Company, either at law or equity, until such Option shall have been duly exercised.

                  9. Escrow of Option Shares. Contemporaneously with the execution hereof, Company Shareholders shall place in escrow the Option Shares on terms reasonably acceptable to Holder.

                  10. Mandatory Sale. To the extent that less than all of the shareholders of Company have executed this Option, the Company Shareholders agree to execute their right to a "Mandatory Sale" by all shareholders pursuant to the Third Amended and Restated Agreement of Shareholders with the Company.

                  11. Tax Matters. To the extent the Company Shareholders elect to receive the Strike Price pursuant to Section 4.(ii), each Company Shareholder represents and warrants that he has, and as of the Exercise Date, will have, no present plan, intention or arrangement to dispose of any of the Holder Common Stock received in the Merger if such disposition would reduce the fair market value of Holder Common Stock (with such fair market value measured as of the Exercise Date) retained by such shareholder to an amount less than fifty percent of the fair market value of the Company stock held by such shareholder immediately before the Merger.

                  12.      Miscellaneous.

                           (a)      Applicable Law.  THIS AGREEMENT SHALL BE
GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS, BUT NOT THE CHOICE OF LAW PROVISIONS, OF THE STATE OF DELAWARE.

                           (b)      Headings.  The headings herein are for
convenience only and are not part of this Option and shall not affect the interpretation thereof.

                           (c) Arbitration. Any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Option, including, without limitation, the validity, scope, and enforceability of this
         Section 9(c), may at the election of any party be solely and finally settled by arbitration conducted in Kansas, by and in accordance with the then-existing rules for commercial arbitration of the American Arbitration Association, or any successor organization. Judgment upon any award rendered by the arbitrator(s) may be entered by the State or Federal Court having jurisdiction thereof. Any of the parties may demand arbitration by written notice to the other and to the American Arbitration Association ("Demand for Arbitration"). Any Demand for Arbitration pursuant to this Section 9(c) shall be made within one (1) year from the date that the dispute upon which the demand is based arose. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable.

                           (d) Attorney's Fees. If any suit, action, or arbitration arising out of or related to this Option is brought by any party, the prevailing party or parties shall be entitled to recover the costs and fees (including without limitation reasonable attorneys' fees, the fees and costs of experts and consultants, copying, courier and telecommunication costs, and deposition costs and all other costs of discovery) incurred by such party or parties in such suit or action, including without limitation any post-trial or appellate proceeding, or in the collection or enforcement of any judgment or award entered or made in such suit or action.

                           (e)      Binding Effect.  This Option shall be
binding upon and shall inure to the benefit of the Company Shareholders, the Holder and their respective successors, permitted assigns, heirs and legal representatives, as the case may be.

                           (f)      Defined Terms.  All capitalized terms not
otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

                  IN WITNESS WHEREOF, the undersigned Company Shareholders have caused this Option to be executed by an appropriate officer thereof as of the 26th day of May, 1995.

                              Company Shareholders

               First Reserve Secured Energy Assets Fund, Limited
                  Partnership, a Delaware limited partnership

                   By: First Reserve Corporation, a Delaware
                    corporation, as managing general partner

                                      /s/

                        Name: __________________________
                       Title: __________________________


             First Reserve Fund V, Limited Partnership, a Delaware
                              limited partnership

               By: First Reserve Corporation, as managing general
                                    partner

                                      /s/

                        Name: __________________________
                       Title: __________________________

              American Gas & Oil Investors, Limited Partnership, a
                          New York limited partnership

               By: First Reserve Corporation, as managing general
                                    partner

                                      /s/

                        Name: __________________________
                       Title: __________________________

                AmGO II, Limited Partnership, a New York limited
                                  partnership

               By: First Reserve Corporation, as managing general
                                    partner

                                      /s/

                        Name: __________________________
                       Title: __________________________

               AmGO III, Limited Partnership, a New York limited
                                  partnership

               By: First Reserve Corporation, as managing general
                                    partner

                                      /s/

                        Name: __________________________
                       Title: __________________________

                     Comdisco, Inc., a Delaware corporation

                                      /s/

                      Name: _____________________________
                      Title _____________________________

                                      /s/
                                  J.W. Decker

ACKNOWLEDGED AND AGREED
TO BY HOLDER:
Hugoton Exploration Corporation,
a Kansas corporation
/s/
Name:    __________________
Title:   __________________

EXHIBIT D  SHAREHOLDER AGREEMENT BETWEEN COG AND SHAREHOLDER OF COMPANY

                             SHAREHOLDER AGREEMENT


                  This Agreement of Shareholders (this "Agreement") dated as of May 26, 1995, is entered into by and among Hugoton Energy Corporation, a Kansas corporation (the "Parent"), Consolidated Oil & Gas, Inc., a Delaware corporation (the "Corporation"), and the undersigned shareholders of Parent (the "Shareholders").

                                    RECITALS

                  A. The Corporation has entered into an Agreement and Plan of Merger with Parent, Hugoton Exploration Corporation and the Corporation dated May 26, 1995 (the "Merger Agreement").

                  B. As a condition to the execution of the Merger Agreement, the Shareholders are entering into this Agreement to determine certain aspects of the governance of the Parent regarding the issuance of shares in connection with the Merger Agreement.

                                   AGREEMENTS

                  NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

                                   ARTICLE I
                    SHAREHOLDER VOTING REGARDING THE MERGER

                  Notwithstanding any provision of Parent's certificate of incorporation or bylaws, as amended, to the contrary, the Shareholders hereby agree to vote all shares of equity securities of the Parent held by them ("Stock") in favor of the Merger Agreement unless the Merger Agreement has been terminated in accordance with its terms.

                                   ARTICLE II
                                 MISCELLANEOUS

                  Section 2.1 Term. This Agreement shall terminate and be of no further force and effect at the termination of the Merger Agreement.

                  Section 2.2 Execution by Transferee. Notwithstanding anything herein to the contrary, as a condition to any sale, transfer, pledge or other disposition of Stock, the transferee, unless he is already a signatory to this Agreement, shall become a signatory to this Agreement.

                  Section 2.3 Successors. This Agreement shall be binding upon and shall operate for the benefit of Corporation, its shareholders, and their respective successors, assigns, executors, administrators and heirs, and it shall be binding upon any entity to whom any Stock of Parent is transferred in accord with or in violation of the provisions of this Agreement, and the executor or administrator of such entity.

                  Section 2.4  Modification.

                           2.4.1 No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by all parties hereto.

                           2.4.2 Each Shareholder covenants not to vote any Stock in favor of any amendment of the certificate of incorporation or bylaws of Parent, if such amendment would materially modify the terms or frustrate the purpose of this Agreement or the consummation or approval of the Merger Agreement, unless the vote on such amendment is approved unanimously by the parties to this Agreement.

                  Section 2.5 Non-Waiver. The failure to enforce at any time any of the provisions of this Agreement, or to require at any time performance by any other party of any of the Provisions hereof, shall in no way be construed to be a waiver of such provisions.

                  Section 2.6 Partial Invalidity. If any clause, sentence, paragraph, section or part of this Agreement shall be deemed invalid, unenforceable or against public policy, the part which is invalid, unenforceable or contrary to public policy shall not affect, impair, invalidate or nullify the remainder of this Agreement, but the invalidity, unenforceability or contrariness to public policy shall be confined only to the clause, sentence, paragraph, section or part of this Agreement so invalidated, unenforceable or against public policy.

                  Section 2.7 Entire Agreement. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof, and there are no representations, warranties, agreements or understandings other than expressly contained herein.

                  Section 2.8 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.

                  Section 2.9 Execution in Counterpart. This Agreement may be executed in one or more identical counterparts, which when taken together, will constitute one, fully executed, original document.

                  Section 2.10 Arbitration. Any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, including, without limitation, the validity, scope and enforceability of this Section 2.10, may at the election of any party, be solely and finally settled by arbitration conducted in Kansas, by and in accordance with the then existing rules for commercial arbitration of the American Arbitration Association, or any successor organization. Judgment upon any award rendered by the arbitrator(s) may be entered by the state or federal court having jurisdiction thereof. Any of the parties may demand arbitration by written notice to the other and to the American Arbitration Association ("Demand for Arbitration"). Any Demand for Arbitration pursuant to this Section 2.10 shall be made before the earlier of (i) the expiration of the applicable statute of limitations with respect to such claim, or (ii) 60 days from the date on which a lawsuit is brought by any other party with respect to such claim. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. Time is of the essence in the resolution of any such dispute, and the parties agree to instruct the arbitrator to institute accelerated procedures to resolve any dispute. The losing party shall reimburse the prevailing party in such arbitration for the prevailing party's legal fees and expenses reasonably incurred in connection with such arbitration.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CONSOLIDATED OIL & GAS, INC.                   HUGOTON ENERGY CORPORATION,
a Delaware corporation                         a Kansas corporation


By:      /s/                                   By:      /s/
Name:    J.W. Decker                           Name:    Floyd C. Wilson
Title:   Chief Executive Office                Title:   Chief Executive Officer

                                                ODYSSEY PARTNERS, L.P.


                                                 By:      /s/
                                                 Name:
                                                 Title:


                                                         /s/
                                                         Floyd C. Wilson

EXHIBIT E    AGREEMENT OF SHAREHOLDERS BETWEEN THE COMPANY AND SHAREHOLDERS OF
             COG

                                                                  EXECUTION COPY



                           AGREEMENT OF SHAREHOLDERS


                  This Agreement of Shareholders (this "Agreement") dated as of September 7, 1995, is entered into by and between Hugoton Energy Corporation, a Kansas corporation ("Corporation"), and the undersigned shareholders of Corporation (the "Shareholders").

                                    RECITALS

                  A. Corporation was formed and organized under the laws of the State of Kansas on April 23, 1987.

                  B. Pursuant to the Agreement and Plan of Merger by and among Corporation, Hugoton Exploration Corporation and Consolidated Oil & Gas, Inc. ("COG"), the shareholders of COG collectively received 9,090,736 shares of the common stock of Corporation, without par value (the "Common Stock").

                  C. As of the date hereof, the Shareholders collectively own 78.56% of the issued and outstanding shares of the Common Stock, as follows:


 SHAREHOLDER                       SHARES                            PERCENTAGE
 -----------                    ---------                            ----------
 AmGO                             780,407                                 3.96%

 AmGO II                          407,276                                 2.07%

 AmGO III                          66,495                                 0.34%

 FRSEA                          1,833,956                                 9.31%

 Fund V                         2,138,802                                10.86%

 J.W. Decker                      237,480                                 1.83%

 Comdisco, Inc.                 3,626,320                                18.41%

 Floyd Wilson                   4,128,048                                20.96%

 Odyssey Partners, L.P.         2,132,086                                10.82%
                               ----------                                ------
          TOTAL                15,350,870                                78.56%
                               ==========                                ======

                  D. Shareholders desire to promote their mutual interests and the interests of Corporation by imposing certain restrictions and obligations upon themselves, Corporation and the shares of Common Stock.

                                   AGREEMENTS

                  NOW, THEREFORE, in consideration of the mutual promises contained herein, it is mutually agreed that:

                                   ARTICLE I
                                  TRANSACTION

                  Shareholders acknowledge that this Agreement represents only one aspect of a series of transactions among Shareholders, COG and Corporation.

                                   ARTICLE II
                             ELECTION OF DIRECTORS

                  Notwithstanding any provision of Corporation's certificate of incorporation or bylaws, as amended to the contrary, the Shareholders agree, so long as they own such shares, to vote their shares of Common Stock to ensure that the following shall occur.

                  Section 2.1 The Board of Directors of Corporation (the "Board"), which is divided into three classes, shall initially consist of nine members. Class I members having a three-year term ending in 1998; Class II members having a term ending in 1997; and Class III members having terms ending in 1996. Each class shall be subject to re-election pursuant to the terms hereof.

                  Section 2.2 The Shareholders shall use their best efforts (including voting the shares owned by them and their affiliates, in calling special meetings of the Shareholders and executing and delivering written consents, to elect nine members of the Board of Directors of the Corporation (the "Board")), consisting of the following:

                           (a)      One Class II member designated by FRSEA;

                           (b)      One Class II member designated by Fund V;

                           (c) One Class III member designated by First Reserve Corporation (provided that such member shall be J.W. Decker so long as he is an executive officer of the Corporation);

                           (d)      One Class I member designated by Comdisco,
                                     Inc.;

                           (e) Two Class III members designated by Floyd C. Wilson;

                           (f) One Class II member designated by Odyssey Partners, L.P.; and

                           (g) Two members designated by a vote of a majority of the Shareholders of Corporation (both of which shall be members of Class I); provided that the Shareholders agree that the initial directors nominated for election pursuant to this subparagraph (g) shall be John T. McNabb, II and David Elkouri.

                  Class I, Class II and Class III members shall have terms expiring in accordance with the Company's by-laws.

                  Section 2.3 The party designating a director may remove such director and designate his or her successor. If the director designated by a party resigns, dies, becomes incapacitated or is otherwise unable to serve, the
party designating such director may designate his or her successor. All Shareholders shall vote all shares held by them in favor of the election or removal of the persons so designated. Action taken by any of the Shareholders in designating or removing directors shall be in writing executed by the Shareholder entitled to take such action and promptly delivered to the other Shareholders and Corporation.

                  Section 2.4  Termination of Right to Elect Directors.

                  2.4.1 Each Shareholder's right to designate a director shall terminate if such Shareholder's ownership of Common Stock is below 5% of the outstanding Common Stock; except for Mr. Decker, whose board seat, upon reelection or vacancy, shall be designated by First Reserve Corporation (whose stock ownership for the purpose of this Section 2.4.1 shall be the aggregate ownership of their managed funds). Provided, however, that if Mr. Wilson is not the Chief Executive Officer of the Corporation and his ownership is less than 10% and more than 5% of the outstanding Common Stock, Mr. Wilson's right to designate directors shall be reduced from two to one.

                  2.4.2 If a shareholder (the "Selling Shareholder") is no longer eligible to designate a director, or, in the case of John T. McNabb, II, he is unable to serve, then the board shall (i) shrink the size of the board,
(ii) leave the vacated seat empty, or (iii) appoint a replacement to serve until the next election of directors by shareholders and through its normal nominating procedure, select a nominee to fill the open seat for election by shareholders at the next annual meeting.

                                  ARTICLE III
                               RESTRICTIVE LEGEND

                  Each certificate evidencing Common Stock subject hereto shall bear a legend as follows:

                                    The  shares  of  stock  represented  by this
                  certificate are, until sale, subject to an Agreement of Shareholders, dated as of September 7, 1995, a copy of which is on file in the office of Corporation.

                  Any certificate evidencing Common Stock subject to this Agreement which is hereafter issued shall bear the same legend.

                                   ARTICLE IV
                                 MISCELLANEOUS

                  Section 4.1 Term. This Agreement shall terminate and be of no further force and effect at the close of business on September 7, 2005; provided, however, that this Agreement may be terminated by the vote of the holders of at least 100% of the shares of Common Stock subject hereto.

                  Section 4.2 Notices. Any notice to be given by any party hereunder to any other shall be in writing, mailed by certified or registered mail, return receipt requested, shall be addressed to all other parties at the addresses set forth under their signatures:

                  All such notices shall be deemed to be given three days after the date of mailing thereof.

                  Section 4.3  Modification.

                           4.3.1 Notwithstanding anything to the contrary in this Agreement or otherwise, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by all parties hereto.

                           4.3.2 Each Shareholder covenants not to vote any shares of Common Stock in favor of any amendment of the certificate of incorporation or bylaws of corporation, if such amendment would materially modify the terms or frustrate the purpose of this Agreement, unless the vote on such amendment is approved unanimously by the parties to this Agreement.

                  Section 4.4 Non-Waiver. The failure to enforce at any time any of the provisions of this Agreement, or to require at any time performance by any other party of any of the Provisions hereof, shall in no way be construed to be a waiver of such provisions.

                  Section 4.5 Partial Invalidity. If any clause, sentence, paragraph, section or part of this Agreement shall be deemed invalid, unenforceable or against public policy, the part which is invalid, unenforceable or contrary to public policy shall not affect, impair, invalidate or nullify the remainder of this Agreement, but the invalidity, unenforceability or contrariness to public policy shall be confined only to the clause, sentence, paragraph, section or part of this Agreement so invalidated, unenforceable or against public policy.

                  Section 4.6 Entire Agreement. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof, and there are no representations, warranties, agreements or understandings other than expressly contained herein.

                  Section 4.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.

                  Section 4.8 Execution in Counterpart. This Agreement may be executed in one or more identical counterparts, which when taken together, will constitute one, fully executed, original document.

                  Section 4.9 Transfer. The right to appoint directors hereunder is a personal right and may not be transferred by operation of law or voluntarily, except among affiliates under common control.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY                                     SHAREHOLDERS

HUGOTON ENERGY                      FIRST RESERVE FUND V, LIMITED
CORPORATION, a Kansas corporation   PARTNERSHIP, a Delaware  limited partnership
/s/                                 By:      First Reserve Corporation,
                                                     as managing general partner
Name:    ______________________

Title:   ______________________             /s/

                                    Name:    _________________________

                                    Title:   _________________________


                                    FIRST RESERVE SECURED ENERGY ASSETS FUND,
                                    LIMITED PARTNERSHIP, a Delaware limited
                                    partnership

                                    By:      First Reserve Corporation,
                                             as managing general partner

                                           /s/

                                    Name:    __________________________

                                    Title:   __________________________

                                    AMERICAN GAS & OIL INVESTORS, LIMITED
                                    PARTNERSHIP, a New York limited partnership

                                    By:      First Reserve Corporation,
                                             as managing general partner

                                           /s/

                                    Name:    __________________________

                                    Title:   __________________________


                                    AmGO II, LIMITED PARTNERSHIP,
                                    a New York limited partnership

                                    By:      First Reserve Corporation,
                                             as managing general partner

                                          /s/

                                    Name:    __________________________

                                    Title:   __________________________


                                    AmGO III, LIMITED PARTNERSHIP,
                                    a New York limited partnership

                                    By:      First Reserve Corporation,
                                             as managing general partner

                                           /s/

                                    Name:    __________________________

                                    Title:   __________________________


                                      /s/ J.W. Decker


                                    COMDISCO, INC. a Delaware corporation

                                    By:       /s/ Alan Andreini

                                    Name:    ________________________________

                                    Title:   ________________________________


                                   ODYSSEY PARTNERS, L.P.

                                   By:       /s/

                                   Name:    Stephen Berger

                                   Title:   General Partner

                                      /s/
                                        Floyd C. Wilson

EXHIBIT F  REGISTRATION RIGHTS AGREEMENT BETWEEN THE COMPANY AND THE
           SHAREHOLDERS OF COG

                                    REGISTRATION RIGHTS AGREEMENT

                  This Registration Rights Agreement (this "Agreement") dated as of September 7, 1995, is entered into by and among (i) Hugoton Energy Corporation, a Kansas corporation ("Corporation"), (ii) Odyssey Partners, L.P. ("Odyssey"), (iii) Cramer, Rosenthal, McGlynn, Inc. ("CRM"), (iv) American Gas & Oil Investors, Limited Partnership, a New York limited partnership; AmGO II, Limited Partnership, a New York limited partnership; AmGO III, Limited Partnership, a New York limited partnership; First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership; First Reserve Fund V, Limited Partnership, a Delaware limited partnership (collectively, the "First Reserve Group"); (v) COMDISCO, Inc., a Delaware corporation ("Comdisco"); and
(vi) Floyd C. Wilson (collectively, Odyssey, CRM, the First Reserve Group, Comdisco and Mr. Wilson shall be referred to as the "Shareholders").

                                    RECITALS

                  A. Pursuant to the Agreement and Plan of Merger by and among Corporation and Consolidated Oil & Gas, Inc., ("COG") executed contemporaneously herewith (the "Merger Agreement"), the First Reserve Group and Comdisco will collectively receive an aggregate of 9,090,736 shares of the common stock of Corporation, without par value (the "Common Stock").

                  B. CRM and Odyssey have certain registration rights pursuant to _____________________and _____________________ ("Prior Agreements").

                  C. As a condition of the Merger Agreement and in replacement of all rights under Prior Agreements, Corporation has agreed to grant to Shareholders registration rights with respect to their Common Stock, as more fully described below.

                  D. All terms used but not defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement.

                                   AGREEMENTS

                  NOW, THEREFORE, in consideration of the mutual promises contained herein, it is mutually agreed as follows:

                  Section 1         Piggy-Back Registration Rights.

                  1.1 If Corporation proposes to file, on its behalf and/or on behalf of any Shareholder, a registration statement under the Securities Act of 1933, as amended (the "Securities Act") on Form S-1, S-2 or S-3 ("Registration Statement"), other than in connection with a dividend reinvestment, employee stock purchase, option or similar plan or in connection with a merger, consolidation or reorganization, Corporation shall give written notice to each Shareholder at least thirty days before the filing with the Securities Exchange Commission ("SEC") of such Registration Statement. Such notice shall offer to include in such filing all or a portion of the Common Stock owned by each Shareholder. Each Shareholder ("Selling Shareholder" or collectively, "Selling Shareholders") who desires to include all or a portion of its shares of Common Stock in such Registration Statement shall give written notice to Corporation within 20 days after the date of mailing of such offer specifying the amount of Common Stock to be registered (for the purpose of this Section 1, "Shares"). Corporation shall thereupon include in such filing the Shares and, subject to its right to withdraw such filing, shall use its best efforts to effect registration under the Securities Act of the Shares.

                  1.2 The right of the Selling Shareholders to have the Shares included in any Registration Statement in accordance with the provisions of this
Section 1 shall be subject to the following conditions:

                           1.2.1 Corporation shall have the right to require that Selling Shareholders participating in such Registration Statement agree to refrain from offering or selling any shares of Common Stock that they own which are not included in any such Registration Statement in accordance with this Section 1 for any reasonable time period specified, not to exceed 180 days, by any managing underwriter of the offering to which such Registration Statement relates;

                           1.2.2 If any managing underwriter of the offering to which the Registration Statement relates informs Corporation that the total number of Shares requested by the Selling Shareholders to be included in the Registration Statement is sufficiently large to affect the success of such offering adversely, then Corporation will include only the number of shares, if any, in the Registration Statement that such managing underwriters shall advise Corporation will not so affect the offering, and reductions in the number of Shares will be made proportionate to the respective percentages of ownership of the Selling Shareholders, provided, however, if the request being made is pursuant to a Shareholder request under Section 2, the Shares sold by such Shareholder making the request under Section 2 shall not be reduced;

                           1.2.3 Corporation shall furnish each Selling Shareholder with such number of copies of the prospectus used or produced by Corporation in connection with the Registration Statement (including any preliminary prospectus or supplemental or amended prospectus) (the "Prospectus") as such Selling Shareholder may reasonably request in order to facilitate the sale and distribution of its shares; and

                  1.3 Notwithstanding the foregoing, Corporation in its sole discretion may determine not to file the Registration Statement or proceed with the offering as to which the notice specified herein is given without any liability to Selling Shareholders.

                  1.4 The rights of Shareholders under Section 1 may upon notice to the Corporation be transferred to their respective affiliates in combination with a transfer of shares to such affiliates (including, but not limited to, distributions to limited partners of Odyssey or the First Reserve Group).

                  Section 2         Independent Registration Rights.

                  2.1 The Corporation hereby grants to each of (i) the First Reserve Group, (ii) Comdisco, Inc., (iii) Odyssey and (iv) Floyd C. Wilson, if he is no longer Chief Executive Officer of the Company, (each, a "Selling Shareholder") a separate right to require the Corporation to use its best efforts to cause the registration and sale in an underwritten public offering of all or a portion (but not less than 200,000 shares) of such Selling Shareholder's shares in accordance with this Section 2. In the event that a Selling Shareholder wishes to exercise such right, it shall give the Corporation written notice of its desire to sell such shares, specifying the number of shares proposed to be sold (for the purposes of this Section 2, "Shares") and the plan for distribution of the Shares. Corporation will thereafter:

                           2.1.1 Prepare and file as soon as practicable a Registration Statement with the SEC on Form S-1 (or Form S-2 or Form S-3, if Corporation is entitled to use such forms) and use its best efforts to cause such Registration Statement to become effective in order that the Shareholders may sell the Shares in accordance with the proposed plan of distribution;

                           2.1.2 Prepare and file with the SEC such amendments and supplements to such Registration Statement and Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the offer of the Shares during the period required for distribution of the Shares, which period shall not be in excess of 60 days from the effective date of such Registration Statement; and

                           2.1.3 Furnish to each of the Shareholders such number of copies of the Prospectus (including any preliminary prospectus or supplemental or amended prospectus) as the Shareholders may reasonably request in order to facilitate the sale and distribution of the Shares.

                  2.2 The right of the Shareholders to register Shares pursuant to the provisions of this Section 2 shall be subject to the following conditions:

                           2.2.1 If a request for registration is made within 60 days prior to the conclusion of Corporation's then current fiscal year, Corporation shall have the right to delay the filing of the
         Registration Statement for such period of time until Corporation receives its audited financial statements for such fiscal year;

                           2.2.2 Each of (i) Odyssey, (ii) the First Reserve Group , and (iii) Comdisco, Inc. shall each separately be entitled to request only one registration pursuant to this Section 2 and

                           2.2.3 Except without the consent of its board of directors, Corporation shall not be required to file a Registration Statement on behalf of Shareholders under this Section 2 within six months after the effective date of a Registration Statement in which the Shareholders are offered an opportunity to include shares pursuant to Section 1 hereof.

                  Section 3         Exclusive Registration Rights and Transfer.

                  The registration rights granted to Shareholders pursuant to this Agreement are the only such rights held by any shareholders of Corporation on the date hereof. Each Shareholder hereby disclaims any other such rights they may have had under Prior Agreements. The Corporation may not grant, without the consent of the Shareholders, any such rights which are superior to the rights granted herein. Except as provided in this Section 3 and Section 1.4, the rights granted under this Agreement are granted specifically to and for the benefit of the Shareholders and shall not pass to any transferee of Common Stock.

                  Section 4 Expenses. Corporation will bear all the expenses in connection with any Registration Statement under Section 1 or Section 2 hereof, other than transfer taxes payable on the sale of such shares, the fees and expenses of counsel to any Shareholders and fees and commissions of brokers, dealers and underwriters.

                  Section 5 Recall of Prospectuses, etc. With respect to a Registration Statement or amendment thereto filed pursuant to this Agreement, if, at any time, Corporation notifies the Selling Shareholders that an amendment or supplement to such Registration Statement or amendment or the Prospectus included therein is necessary or appropriate, the Selling Shareholders will forthwith cease selling and distributing shares thereunder and will forthwith redeliver to Corporation all copies of such Registration Statement and Prospectuses then in their possession or under their control, Corporation will use its best efforts to cause any such amendment or supplement to become effective as soon as practicable and will furnish the Selling Shareholders with a reasonable number of copies of such amended or supplemented prospectus (and the period during which Corporation is required to use its best efforts to maintain such Registration Statement in effect pursuant to this Agreement will be increased by the period from the date on which the selling Shareholders ceased selling and distributing shares thereunder to the date on which such amendment or supplement becomes effective).

                  Section 6 Cooperation of Existing Shareholder. Corporation shall be entitled to require that each selling Shareholder cooperate with Corporation in connection with a registration of shares of Common Stock pursuant to this Agreement and furnish (i) such information as may be required by Corporation or by the SEC in connection therewith and (ii) such representations, undertakings and agreements as may be required by the SEC in connection therewith.

                  Section 7 Cooperation by Corporation. The Corporation shall take all actions necessary, appropriate or customary to effect the registration and sale of any shares of Common Stock to be registered and sold pursuant to
Section 2 hereof, including, without limitation, (i) entering into arrangements with underwriters selected by the selling stockholder in connection with such sale, (ii) execution of a customary Underwriting Agreement with such underwriters, (iii) registration of such shares under all "blue sky" laws that the Corporation or such underwriters deem necessary or appropriate in connection with such sale (provided that the Corporation shall not be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified in order to comply with such blue sky laws), and (iv) delivery of such legal opinions and "cold comfort" letters as the underwriters may request.

                  Section 8         Indemnification.

                  8.1 In the event of any registration of any securities under the Securities Act pursuant to this Agreement, Corporation will indemnify and hold harmless each Selling Shareholder, any underwriter and each other person, if any, who controls such Selling Shareholder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which each such Selling Shareholder or underwriter or Selling Shareholder may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement or preliminary prospectus (if used prior to the effective date of such Registration Statement) or final or summary prospectus contained therein (if used during the period the Corporation is required to keep the Registration Statement effective), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse each such Selling Shareholder, underwriter and Selling person for any legal or any other expenses as reasonably incurred by such person in connection with investigating or defending any such action or claim, excluding any amounts paid in settlement of any litigation, commenced or threatened, if such settlement is effected without the prior written consent of Corporation; provided, however, that Corporation will not be liable to a particular Selling Shareholder or underwriter in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or omission or alleged omission made in said Registration Statement, said preliminary prospectus or said final or summary prospectus or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to Corporation by that Selling Shareholder or its affiliates or representative, or by that underwriter, as the case may be, specifically for use in the preparation thereof; and provided further that the indemnity agreement contained in this Section 8 with respect to any preliminary prospectus shall not inure to the benefit of any Selling Shareholder or underwriter or to any person selling the same in respect of any loss, claim, damage, liability or action asserted by someone who purchased shares from such person if a copy of the final prospectus (as the same may be amended or supplemented) in connection with such registration statement was not sent or given to such person with or prior to written confirmation of the sale and if the untrue statement or omission or alleged untrue statement or omission of a material fact contained in such preliminary prospectus was corrected in the final prospectus.

                  8.2 In the event of any  registration of securities  under the
Securities Act pursuant to this Agreement, each Selling Shareholder shall indemnify and hold harmless Corporation, each of its directors and officers, any underwriter and each other person, if any, who controls Corporation or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which Corporation or any such director, officer, underwriter or Selling Shareholder may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement or preliminary prospectus or final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse Corporation, each such director, officer, underwriter and Selling Shareholder for any legal or other expenses reasonably incurred as incurred by them in connection with investigating or defending any such action or claim, excluding any amounts paid in settlement of any litigation, commenced or threatened, if such settlement is effected without the prior written consent of the Selling Shareholder or its representative; but in all such cases only if, and to the extent that, any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission therein made in reliance upon and in conformity with written information furnished to Corporation by the selling Shareholder or its Selling affiliates or representative specifically for use in the preparation thereof. Notwithstanding the foregoing, the amount of the indemnity provided by the Selling Shareholder pursuant to this Section 8.2 shall not exceed the net proceeds received by such Selling Shareholder in such related registration and sale.

                  8.3 Action commenced. Promptly after receipt by a party entitled to indemnification under Section 8.1 or 8.2 hereof of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under either of such Sections, notify the indemnifying party in writing of the commencement thereof. In case any such action is brought against the indemnified party and it shall so notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it so chooses, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (except that if the Selling Shareholders are the indemnifying party, such defense may be assumed only in a manner chosen by the holders of a majority in interest of the shares of Common Stock owned by such Selling Shareholder and included in the Registration Statement which is the subject of such action), and, after notice from the indemnifying party that it so chooses, such indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof; provided, however, that if the indemnifying party fails to take reasonable steps necessary to diligently defend such claim within 20 days after receiving notice from the indemnified party that the indemnified party believes the indemnifying party has failed to take such steps, the indemnified party may assume its own defense and the indemnifying party shall be liable for any expenses therefor. The indemnity agreements in this Section shall be in addition to any liabilities which the indemnifying parties may have pursuant to law.

                  Section 9 Notices. Any notice to be given by any party hereunder to any other shall be in writing, mailed by certified or registered mail, return receipt requested, shall be addressed to all other parties at the addresses listed in the Merger Agreement. All such notices shall be deemed to be given three days after the date of mailing thereof.

                  Section 10 Modification. Notwithstanding anything to the contrary in this Agreement or otherwise, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by all parties hereto.

                  Section 11 Non-Waiver. The failure to enforce at any time any of the provisions of this Agreement, or to require at any time performance by any other party of any of the provisions hereof, shall in no way be construed to be a waiver of such provisions.

                  Section 12 Partial Invalidity. If any clause, sentence, paragraph, section or part of this Agreement shall be deemed invalid, unenforceable or against public policy, the part which is invalid, unenforceable or contrary to public policy shall not affect, impair, invalidate or nullify the remainder of this Agreement, but the invalidity, unenforceability or contrariness to public policy shall be confined only to the clause, sentence, paragraph, section or part of this Agreement so invalidated, unenforceable or against public policy.

                  Section 13 Arbitration. Any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, including, without limitation, the validity, scope and enforceability of this Section 13, may at the election of any party, be solely and finally settled by arbitration conducted in Kansas, by and in accordance with the then existing rules for commercial arbitration of the American Arbitration Association, or any successor organization. Judgment upon any award rendered by the arbitrator(s) may be entered by the state or federal court having jurisdiction thereof. Any of the parties may demand arbitration by written notice to the other and to the American Arbitration Association ("Demand for Arbitration"). Any Demand for Arbitration pursuant to this Section 13 shall be made before the earlier of (i) the expiration of the applicable statute of limitations with respect to such claim, or (ii) 60 days from the date on which a lawsuit is brought by any other party with respect to such claim. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. Time is of the essence in the resolution of any such dispute, and the parties agree to instruct the arbitrator to institute accelerated procedures to resolve any dispute. The losing party shall reimburse the prevailing party in such arbitration for the prevailing party's legal fees and expenses reasonably incurred in connection with such arbitration.

                  Section 14 Construction. The language in all parts of this Agreement shall in all cases be construed simply, according to its fair meaning, and shall not be construed strictly for or against either of the parties hereto.

                  Section 15 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.

                  Section 16 Execution in Counterpart. This Agreement may be executed in one or more identical counterparts, which when taken together, will constitute one, fully executed, original document.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CORPORATION                                 SHAREHOLDERS

HUGOTON ENERGY CORPORATION,                 FIRST RESERVE FUND V, LIMITED
a Kansas corporation                                 PARTNERSHIP, a Delaware
                                                     limited partnership
/s/
By:      First Reserve Corporation,
                                              as managing general partner
Name:    _____________________

Title:   _____________________
   /s/

                                        Name:    __________________________
                                        Title:   __________________________

                             FIRST RESERVE SECURED ENERGY
                             ASSETS FUND, LIMITED
                             PARTNERSHIP, a Delaware limited  partnership

                             By:      First Reserve Corporation,
                                      as managing general partner

                                     /s/
                            Name:    __________________________
                            Title:   __________________________


                            AMERICAN GAS & OIL INVESTORS, LIMITED PARTNERSHIP, a New York limited partnership

                            By:      First Reserve Corporation, as
                                     managing general partner

                                     /s/
                            Name:    __________________________
                            Title:   __________________________


                            AmGO II, LIMITED PARTNERSHIP, a New York limited partnership

                            By: First Reserve Corporation, as managing general partner

                                     /s/
                            Name:    __________________________

                            Title:   __________________________

                            AmGO III, LIMITED PARTNERSHIP, a New York limited partnership

                            By: First Reserve Corporation, as managing general partner

                                     /s/
                            Name:    __________________________

                            Title:   __________________________


                           COMDISCO, INC., a Delaware corporation

                            By:      /s/

                            Name:    _______________________________

                            Title:   _______________________________


                            ODYSSEY PARTNERS, L.P.

                             By:      /s/

                             Name:    _______________________________

                             Title:   _______________________________

                             CRAMER, ROSENTHAL, McGLYNN, INC.

                              By:      /s/

                              Name:    _______________________________

                              Title:   _______________________________


                              /s/
                               Floyd C. Wilson

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement of
          Schedule 13D is true, complete and correct.


          Dated:  September 7, 1995

                             First Reserve Secured Energy Assets Fund,
                             Limited Partnership, a Delaware limited partnership

                             By: First Reserve Corporation, a Delaware corporation, as managing general partner
                             Name:  /S/   William E. Macaulay
                             Title: President

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement of
          Schedule 13D is true, complete and correct.

          Dated: September 7, 1995

                                 First Reserve Fund V, Limited Partnership,
                                 a Delaware limited partnership
                                 By: First Reserve Corporation, as managing general partner
                                 Name:  /S/  William E. Macaulay
                                 Title: President

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement of
          Schedule 13D is true, complete and correct.

          Dated: September 7, 1995


                                First Reserve Corporation
                                Name:  /S/  William E. Macaulay
                                Title: President

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement of
          Schedule 13D is true, complete and correct.

          Dated: September 7, 1995


                             Comdisco, Inc., a Delaware corporation
                             Name:  /S/  Alan J. Andreini
                             Title: Executive Vice President